UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Expires: April 30, 2009
Washington, D.C. 20549	Estimated average burden
hours per response . . . 2.50
FORM 12b-25	SEC FILE NUMBER 0-51552
CUSIP NUMBER
NOTIFICATION OF LATE FILING	00211E104

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

ATS Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

7915 Jones Branch Drive
Address of Principal Executive Office (Street and Number)

McLean, Virginia 22102
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Form 10-K on a timely basis without unreasonable effort or expense due to a combination of factors such as its limited operating history and its status as an accelerated filer.

(Attach Extra Sheets if Needed)

SEC 1344 (07-03)

The Company did not engage in any operations during the period ended December 31, 2006. Our activity since inception has been focused on preparing for and consummating our initial public offering and then identifying and investigating target businesses for a business combination.

Effective January 16, 2007, we completed our acquisition of Advanced Technology Systems, Inc. (“ATS”).  At that time, our senior management changed and, for the first time, we had full-time employees.   The activities surrounding the completion of the acquisition and related activities, including, for example, dealing with stockholders who voted against the acquisition and perfected their right to convert their shares to cash, making arrangements for a line of credit, and implementing a common stock repurchase program, as well as completing the preparation and audit of the financial statements of the Company and ATS, placed extraordinary demands on the Company’s new management.

Although the Company endeavored to prepare, complete the review of and file its Annual Report on Form 10-K on a timely basis, it was not able to complete all the necessary steps in time to satisfy the deadlines and requirements associated with accelerated filer status, which normally applies to much more established companies.  The Company has also been required to complete its assessment of internal control over financial reporting and disclosure controls and procedures.  Additional time is required for the Company to complete that assessment.  Additionally, the Company is still in the process of providing information necessary for its independent auditor to complete its documentation and related audit procedures in connection with the audit of the financial information contained in the 2006 Annual Report on Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Dr. Edward H. Bersoff	703	506-0088
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ATS Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 16, 2007	By	/s/ Edward H. Bersoff

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).